# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Centessa Pharmaceuticals plc, CIK 0001847903
CUSIP: 152309100
Title of class of securities: Ordinary Shares, nominal value GBP 0.002 per share (the "Ordinary Shares")
Address of issuer's principal executive offices: 3rd Floor, 1 Ashley Road, Altrincham, Cheshire, United Kingdom (X0), WA14 2DT
Date of event which requires filing of this statement: 06/16/2026
Filed by CIK 0000909661
Persons authorized to receive notices and communications: Hannah E. Dunn, Farallon Capital Management, L.L.C., One Maritime Plaza, Suite 2100, San Francisco, California (CA), 94111, (415) 421-2132

## Reporting persons
- FARALLON CAPITAL MANAGEMENT, L.L.C. (CIK 0000909661): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 9,370,093; sole dispositive power 0; shared dispositive power 9,370,093; aggregate amount beneficially owned 9,370,093 (6.1% of the class)
- Dapice Joshua J.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 9,370,093; sole dispositive power 0; shared dispositive power 9,370,093; aggregate amount beneficially owned 9,370,093 (6.1% of the class)
- Dreyfuss, Philip D.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 9,370,093; sole dispositive power 0; shared dispositive power 9,370,093; aggregate amount beneficially owned 9,370,093 (6.1% of the class)
- Dunn Hannah E.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 9,370,093; sole dispositive power 0; shared dispositive power 9,370,093; aggregate amount beneficially owned 9,370,093 (6.1% of the class)
- Gehani, Varun N.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 9,370,093; sole dispositive power 0; shared dispositive power 9,370,093; aggregate amount beneficially owned 9,370,093 (6.1% of the class)
- Giauque, Nicolas: type of reporting person: individual (IN); citizenship or place of organization: France (I0); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 9,370,093; sole dispositive power 0; shared dispositive power 9,370,093; aggregate amount beneficially owned 9,370,093 (6.1% of the class)
- Husen, Avner A.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 9,370,093; sole dispositive power 0; shared dispositive power 9,370,093; aggregate amount beneficially owned 9,370,093 (6.1% of the class)
- Kim, David T.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 9,370,093; sole dispositive power 0; shared dispositive power 9,370,093; aggregate amount beneficially owned 9,370,093 (6.1% of the class)
- Linn, Michael G.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 9,370,093; sole dispositive power 0; shared dispositive power 9,370,093; aggregate amount beneficially owned 9,370,093 (6.1% of the class)
- Luo Patrick (Cheng): type of reporting person: individual (IN); citizenship or place of organization: China (F4); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 9,370,093; sole dispositive power 0; shared dispositive power 9,370,093; aggregate amount beneficially owned 9,370,093 (6.1% of the class)
- Roberts, Jr., Thomas G.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 9,370,093; sole dispositive power 0; shared dispositive power 9,370,093; aggregate amount beneficially owned 9,370,093 (6.1% of the class)
- Saito Edric C.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 9,370,093; sole dispositive power 0; shared dispositive power 9,370,093; aggregate amount beneficially owned 9,370,093 (6.1% of the class)
- Short Daniel S.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 9,370,093; sole dispositive power 0; shared dispositive power 9,370,093; aggregate amount beneficially owned 9,370,093 (6.1% of the class)
- Spokes, Andrew J. M.: type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 9,370,093; sole dispositive power 0; shared dispositive power 9,370,093; aggregate amount beneficially owned 9,370,093 (6.1% of the class)
- Warren, John R.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 9,370,093; sole dispositive power 0; shared dispositive power 9,370,093; aggregate amount beneficially owned 9,370,093 (6.1% of the class)
- Wehrly, Mark C.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 9,370,093; sole dispositive power 0; shared dispositive power 9,370,093; aggregate amount beneficially owned 9,370,093 (6.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, nominal value GBP 0.002 per share (the "Ordinary Shares")
Name of issuer: Centessa Pharmaceuticals plc
Address of issuer's principal executive offices: 3rd Floor, 1 Ashley Road, Altrincham, Cheshire, United Kingdom (X0), WA14 2DT

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is filed by the entity and persons listed below, all of whom together are referred to herein as the "Reporting Persons."

(i) Farallon Capital Management, L.L.C., a Delaware limited liability company (the "Investment Manager"), which is the investment manager of certain investment partnerships, including the Farallon Funds (as defined in Item 5), with respect to the Ordinary Shares, represented by ADSs (as defined below), held by the Farallon Funds; and

(ii) The following persons, each of whom is a managing member or senior managing member, as the case may be, of the Investment Manager, with respect to the Ordinary Shares, represented by ADSs, held by the Farallon Funds: Joshua J. Dapice ("Dapice"); Philip D. Dreyfuss ("Dreyfuss"); Hannah E. Dunn ("Dunn"); Varun N. Gehani ("Gehani"); Nicolas Giauque ("Giauque"); Avner A. Husen ("Husen"); David T. Kim ("Kim"); Michael G. Linn ("Linn"); Patrick (Cheng) Luo ("Luo"); Thomas G. Roberts, Jr. ("Roberts"); Edric C. Saito ("Saito"); Daniel S. Short ("Short"); Andrew J. M. Spokes ("Spokes"); John R. Warren ("Warren"); and Mark C. Wehrly ("Wehrly").

Dapice, Dreyfuss, Dunn, Gehani, Giauque, Husen, Kim, Linn, Luo, Roberts, Saito, Short, Spokes, Warren and Wehrly are together referred to herein as the "Farallon Individual Reporting Persons."

There is no CUSIP assigned to the Ordinary Shares. The CUSIP number 152309100 has been assigned to the American Depositary Shares ("ADSs") of the Issuer, which are quoted on the Nasdaq Global Select Market under the symbol "CNTA." Each ADS represents one Ordinary Share.
Residence or business address: The address of the principal business office of each of the Reporting Persons is c/o Farallon Capital Management, L.L.C., One Maritime Plaza, Suite 2100, San Francisco, California 94111.
Present principal occupation or employment: The principal business of the Investment Manager is to act as the investment manager of various investment vehicles and partnerships, including the Farallon Funds. The principal occupation of Giauque is serving as Senior Managing Member of each of the Investment Manager and Farallon Partners, L.L.C., which is the general partner of certain investment partnerships advised by the Investment Manager, and as the Senior Manager of certain other general partners of investment partnerships advised by the Investment Manager. The principal occupation of each other Farallon Individual Reporting Person is serving as a Managing Member of each of the Investment Manager and Farallon Partners, L.L.C., and as a Manager of certain other general partners of investment partnerships advised by the Investment Manager.
Criminal convictions in the last five years: None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The jurisdiction of organization of the Investment Manager is set forth above. Each of the Farallon Individual Reporting Persons, other than Giauque, Luo and Spokes, is a citizen of the United States. Giauque is a citizen of France. Luo is a citizen of China. Spokes is a citizen of the United Kingdom.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The approximate net investment cost for the Ordinary Shares, represented by ADSs, held by the Farallon Funds is $325,995,909.

## Item 4. Purpose of Transaction
Purpose of transaction:
The disclosure set forth in Items 5 and 6 below is hereby incorporated by reference in this Item 4.

The Reporting Persons believe the securities of the Issuer represent an attractive investment opportunity.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending upon various factors, including, without limitation, the Issuer's financial position and strategic direction, overall market conditions, general economic and industry conditions, other investment opportunities available to the Reporting Persons, the liquidity requirements of the Reporting Persons, price levels of the Ordinary Shares and the ADSs, and any contractual provisions to which the Reporting Persons may then be subject, the Reporting Persons in the future may take actions with respect to their investment position in the Issuer as they deem appropriate, including, without limitation, purchasing additional Ordinary Shares or ADSs, other securities of the Issuer or other instruments that are based upon or relate to the value of any of the foregoing; selling, exchanging, converting, pledging or financing some or all of the securities reported herein, other securities of the Issuer or other instruments that are based upon or relate to the value of any of the foregoing; engaging in hedging or similar transactions with respect to Ordinary Shares or ADSs, other securities of the Issuer or other instruments that are based upon or relate to the value of any of the foregoing; and taking any other action to maximize the value of the Reporting Persons' investment position in the Issuer.

Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in subparagraphs (a) - (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, (i) review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto and (ii) consider or propose one or more of the actions described in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information set forth in Rows 7 through 13 of the cover page hereto for each Reporting Person is incorporated herein by reference for each such Reporting Person. The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based upon the 154,731,309 Ordinary Shares outstanding as of June 10, 2026, as reported by the Issuer in its Form 8-K filed with the Securities and Exchange Commission on June 12, 2026.

The Ordinary Shares, represented by ADSs, reported hereby as beneficially owned by the Reporting Persons are held directly by the following investment partnerships, of which the Investment Manager is the investment manager: (i) Farallon Capital Partners, L.P., a California limited partnership ("FCP"); (ii) Farallon Capital Institutional Partners, L.P., a California limited partnership ("FCIP"); (iii) Farallon Capital Institutional Partners II, L.P., a California limited partnership ("FCIP II"); (iv) Farallon Capital Institutional Partners III, L.P., a Delaware limited partnership ("FCIP III"); (v) Four Crossings Institutional Partners V, L.P., a Delaware limited partnership ("FCIP V"); (vi) Farallon Capital Offshore Investors II, L.P., a Cayman Islands exempted limited partnership ("FCOI II"); (vii) Farallon Capital (AM) Investors, L.P., a Delaware limited partnership ("FCAMI"); (viii) Farallon Capital F5 Master I, L.P., a Cayman Islands exempted limited partnership ("F5MI"); and (ix) Farallon Healthcare Partners Master, L.P., a Cayman Islands exempted limited partnership ("FHPM").

FCP, FCIP, FCIP II, FCIP III, FCIP V, FCOI II, FCAMI, F5MI and FHPM are together referred to herein as the "Farallon Funds."
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in Rows 7 through 13 of the cover page hereto for each Reporting Person is incorporated herein by reference for each such Reporting Person.
Transactions in the class effected during the past sixty days: The dates, number of ADSs involved and the price per ADS (excluding commissions) for all transactions in the ADSs by the Farallon Funds in the past sixty days are set forth in Exhibit 99.2 attached hereto and such information is incorporated herein by reference. All of such transactions were open-market transactions.
Other persons with the right to receive dividends or sale proceeds: No person (other than the Reporting Persons, the Farallon Funds, and the general partner of each Farallon Fund) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The disclosure set forth in Items 4 and 5 above is hereby incorporated by reference in this Item 6.

Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
There is filed herewith as Exhibit 99.1 a written agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

There is filed herewith as Exhibit 99.2 the sixty-day trading history referenced in Item 5(c).

## Signatures
- FARALLON CAPITAL MANAGEMENT, L.L.C.: /s/ Hannah E. Dunn, Hannah E. Dunn, Managing Member (06/24/2026)
- Dapice Joshua J.: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (06/24/2026)
- Dreyfuss, Philip D.: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (06/24/2026)
- Dunn Hannah E.: /s/ Hannah E. Dunn, Hannah E. Dunn (06/24/2026)
- Gehani, Varun N.: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (06/24/2026)
- Giauque, Nicolas: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (06/24/2026)
- Husen, Avner A.: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (06/24/2026)
- Kim, David T.: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (06/24/2026)
- Linn, Michael G.: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (06/24/2026)
- Luo Patrick (Cheng): /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (06/24/2026)
- Roberts, Jr., Thomas G.: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (06/24/2026)
- Saito Edric C.: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (06/24/2026)
- Short Daniel S.: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (06/24/2026)
- Spokes, Andrew J. M.: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (06/24/2026)
- Warren, John R.: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (06/24/2026)
- Wehrly, Mark C.: /s/ Hannah E. Dunn, Hannah E. Dunn, as attorney-in-fact (06/24/2026)